TECHNICAL REPORT FOR THE

DOMAIN PROPERTY

Completed By:

D. Visagie, P. Geo.

Senior Geologist

The Northair Group

Latitude:     54°50’N

Longitude:  94°13’W

NTS:  53L 14

Completed For:

NDT VENTURES LTD.

860-625 Howe Street,

Vancouver, B.C.

V6C-2T6

August 11, 2004

Vancouver, B.C.

TABLE OF CONTENTS

3.0

SUMMARY

1

4.0

INTRODUCTION AND TERMS OF REFERENCE

2

5.0

DISCLAIMER

2

6.0

PROPERTY DESCRIPTION AND LOCATION

2

7.0

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES,

4

INFRASTRUCTURE AND PHYSIOGRAPHY

8.0

PROPERTY HISTORY

5

9.0

GEOLOGICAL SETTING

10

9.1

REGIONAL GEOLOGY

10

9.1.1

LITHOLOGY

11

9.1.1.1

 HAYES RIVER GROUP

11

9.1.1.2

 OXFORD LAKE GROUP

12

9.1.1.3  INTRUSIVE ROCKS

12

9.1.2

STRUCTURE

12

9.1.3

METAMORPHISM

13

9.1.4

MINERALIZATION

13

9.2

PROPERTY GEOLOGY

13

9.2.1

LITHOLOGY

14

9.2.2

METAMORPHISM

15

9.2.3

MINERALIZATION

16

10

DEPOSIT TYPE

16

11

MINERALIZATION

17

12

EXPLORATION

18

12.1

DETAILS

18

12.1.1

AIRBORNE SURVEY DATA PROCESSING

19

12.1.2

LINECUTTING

19

12.1.3

GEOPHYSICAL SURVEYING

19

12.2

RESULTS

20

12.2.1

AIRBORNE MAGNETOMETER DATA PROCESSING

20

12.2.2

DOMAIN GRID GEOPHYSICS

20

13

DRILLING

21

13.1

ANOMALY A

23

13.2

ANOMALY B

24

13.3

ANOMALY C

25

14

SAMPLING METHOD AND APPROACH

25

14.1

SOIL SAMPLES

26

14.2

SPUCE BARK SAMPLING

26

14.3

ROCK CHIP SAMPLING

26

14.4

CORE SAMPLING

26

15

SAMPLE PREPARATION, ANALYSES AND SECURITY

27

16

DATA VERIFICATION

27

17

ADJACENT PROPERTIES

27

18

MINERAL PROCESSING AND METALLURGICAL TESTING

28

19

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

28

20

OTHER RELEVANT DATA AND INFORMATION

28

21

INTERPRETATION AND CONCLUSIONS

27

22

RECOMMENDATIONS

29

23

BIBLIOGRAPHY

29

24

DATE

30

25

STATEMENT OF QUALIFICATIONS

30

TABLES

1

PROJECT CO-ORDIANTES

3

2

REQUIRED EXPENDITURES

4

3

DOMAIN PROPERTY HISTORY

5

4

LITHOLOGY

15

5

GEOPHYSICAL ANOMALY SUMMARY

21

6

DRILL HOLE LOCATIONS

22

7

ANOMALY A DRILL RESULTS

23

8

ANOMALY B DRILL RESULTS

24

9

ANOMALY C DRILL RESULTS

25

FIGURES

1

PROPERTY LOCATION

          Back of Report

2

CLAIM MAP

“

3

REGIONAL GEOLOGY

“

4

PROPERTY GEOLOGY/COMPILATION

“

5

GEOPHYSICAL PROFILE LINE 13200 E-ANOMALY A

“

6

GEOPHYSICAL PROFILE LINE 13300 E-ANOMALY A

“

7

GEOPHYSICAL PROFILE LINE 13400 E-ANOMALY A

“

8

GEOPHYSICAL PROFILE LINE 13500 E-ANOMALY B

“

9

GEOPHYSICAL PROFILE LINE 13600 E-ANOMALY B

“

10

GEOPHYSICAL PROFILE LINE 13700 E-ANOMALY B

“

11

GEOPHYSICAL PROFILE LINE 14700 E-ANOMALY B

“

APPENDICES

1

GEOPHYSICAL SURVEY REPORT FOR NDT VENTURES

25

DOMAIN PROPERTY, NORTHERN MAINITOBA

FIGURES

1

TOTAL

 FIELD AEROMAGNETIC SURVEY

       ANDTO*

2

SHADED RELIEF TOTAL FIELD AEROMAGNETIC SURVEY

“

3

COLOUR CONTOURED GROUND MAGNETOMETER SURVEY

“

4

SHADED RELIEF COULOUR CONTOURED GROUND

“

MAGNETOMETER SURVEY

5

HLEM PROFILES 440 AND 1760 Hz

“

6

HLEM PROFILES 880 AND 3520 Hz

“

7

HLEM PROFILES 7540 Hz

“

8

HLEM INTERPRETATION WITH CALCULATED MAGNETIC FIRST

“

DERIVATIVE

*

MAPS TOO LARGE FOR SEDAR-AVAILABLE AT NDT’S OFFICE

3.0

SUMMARY

NDT Ventures Ltd. has a 100% interest in the Domain Property (Mineral Exploration Licence 78A) located in north central Manitoba.  The property is 13,964 hectares in size.  It was acquired for its’ potential to host gold bearing iron formation deposits.

Work completed on the property, by Inco (Canico) in the early 1970’s and the 1980’s was on two grids: the North-South and the East-West grids.  It included geophysical/geochemical surveying and follow-up drilling with the majority of work being completed on the North-South Grid.  Extensive magnetic linear trends occur on both grids.  On the North-South, up to 9.4 km long linear highs occur while on the East-West the signature is highly contorted.  HLEM surveying of the North-South Grid outlined several anomalies, some corresponding with magnetic highs.  Drilling in the western half of the grid, showed the anomalies to be in part caused by bands of auriferous iron formation/exhalite and siltstone containing variable amounts of pyrite, pyrrhotite and arsenopyrite.   At Anomalies A and B, anomalous gold values occur over a 100 m strike length with the zone being open along strike and down-dip.  Drill results at Anomaly A include 4.11, 2.90 and 1.32 m intersections respectively assaying 5.40, 5.02 and 12.59 gpt Au while at Anomaly B they include 1.55 and 5.36 m sections respectively averaging 3.18 and 2.15 gpt Au.  Elsewhere on the grid narrow drill intercepts containing significant gold values ranging from 1.9 to 5.64 gpt Au occur.

In 2001, an airborne geophysical program was completed in the area that included a portion of the Domain Property by DeBeers Canada.  In February, 2004, the digital data was acquired and assessed by NDT’s  geophysical consultant.  The work included the processing and plotting of Total Field Aeromagnetic, Shaded Relief Total Field Aeromagnetic, Coloured Contoured Ground Magnetometer and Shaded Relief Coloured Contour Maps.  The review verified and extended the length of the magnetic trend previously identified.  Upon review a program consisting of line-cutting and both magnetometer and HLEM surveying was undertaken over Anomalies A and B.  Linecutting resulted in 76.2 km of grid being emplaced while geophysical surveying resulted in 67.2 km of readings being taken.  The work showed Anomaly A to occur at the east end of a 1.8 km long EM anomaly that is coincidental with a 3.8 km long and open magnetic high.  Anomaly B occurs at the west end of a 1.0 km long EM anomaly that is coincidental with a 1.5 km long magnetic high.  Elsewhere on the grid there are several magnetic highs were outlined some of which are coincidental with EM anomalies.  Additional work is required to evaluate the extent and grade of the mineralization located in Anomalies A and B.

It is recommended that a 1500 metre drill program be undertaken.  The drill program would test Anomalies A and B along strike, down dip and down plunge.  The cost of the program is approximately $450,000.

4.0

INTRODUCTION ANDS TERMS OF REFERENCE

This report on NDT Ventures Ltd.”s Domain Property was prepared at the request of F. G. Hewett, President, NDT Ventures Ltd.  The report was commissioned by NDT Ventures Ltd. to comply with the disclosure and reporting requirements set forth in National Instrument 43-101.  The author is a Qualified Person as defined by National Instrument 43-101.

The Domain Property is located in north-central Manitoba.  Limited exploration consisting of air and ground geophysics, mapping, geochemical sampling and follow-up diamond drilling were completed on the property in the 1970’s and 1980’s. The work resulted in the discovery of several iron formations, three of which were shown by diamond drilling to be auriferous.  Although the results were positive the property was allowed to lapse.  There is no record of any more work being completed on the property until NDT acquired the property through Exploration Licence #78A in 2003.  Since being acquired the company has completed a geophysical survey over a portion of the property shown previously to host gold bearing iron formation.

In August 2004, the author was approached to prepare a report detailing the results of the exploration program completed on NDT’s behalf on the Domain Property while incorporating those of previous programs.  The work involved the compilation of all data.  The sources of information were company and government reports.

The author is personally familiar with the project having visited the property twice prior to the commencement of the 2004 ground geophysical survey.

5.0

DISCLAIMER

The author in writing this report uses as sources of information those reports and files listed in the bibliography.  Most of the reports were prepared by persons holding post secondary geology or related university degree(s) prior to the implementation of the standards related to National Instrument 43-101.  Based on the author’s observations, the information in these reports is accurate.  The report entitled “Geophysical Survey Report For NDT Ventures LTD., Domain Property, Manitoba” dated June 11, 2004 was prepared by K. Robertson a Qualified Person as defined in National Instrument 43-101.

6.0

PROPERTY DESCRIPTION AND LOCATION

The Domain Property is located approximately 200 kilometers southeast of Thompson, Manitoba, 15 km southeast of Oxford House.  The property, consisting of one Mineral Exploration Licence-#78A, is approximately 20 km long by 7 km wide.  It is calculated to be 13,964 hectares in size.  NDT has a 100% interest in the Licence.

For the purpose of Mineral Exploration Licenses, the province of Manitoba has been subdivided into two zones:  A and B.  In Zone A, a Mineral Exploration Licence can vary in size from 5,000 to 50,000 hectares excluding any prior lease or mineral disposition.  The licence is good for three years with an option to renew it for an additional three year term as long as the annual work requirements for each year is completed and a statement of expenditures and a work report is submitted annually.  A licence can be surrendered at any time provided the work commitment for the year in which the surrender is made has been met.  In addition after the first year the size of the licence can be reduced.

In order to apply for a Mineral Exploration Licence, the company or business must be registered to do business in Manitoba.  To apply for a Mineral Exploration Licence the individual/company must:

  Possess a valid Prospecting Licence

  Complete the Application for a Mineral Exploration Licence Form,

  Include an outline of the proposed exploration program,

  Provide a location map outlining the proposed licence area,

  Include any information to assist the Mining Recorder in determining the boundaries of the licence area,

  Make sure the area to be held under the licence conforms to the minimum and maximum sizes and

  Include the $300.00 application fee along with the acquisition costs ($0.50 per hectare

In the case of a company the company must be licensed to do business in Manitoba.

The Domain Property is centred at longitude 95o13’W, latitude 54o50’N or using NAD 83 at UTM coordinates, 6 078 500 N, 356 500 E.   It occurs on 1:50,000 NTS map sheet 53 L 14.  The UTM cardinal co-ordinates of the property are listed below in Table 1.

Table 1:  Project Coordinates

Point	North	West
Southeast	6 076 332	367 987

Southwest	6 070 458	362 717
Northeast	6 082 982	348 381
Northwest	6 088 857	353 123

The anniversary date for the Mineral Exploration Licence is August 5th.  The licence has not been surveyed.

The annual work commitment for the first three years of the Domain Mineral Exploration Licence are as listed below.

Table 2:  Required Expenditures

Year	Cost per Hectare	Hectares	Total
1	$1.25	13,964	$ 17,455.00
2	$5.00	13,964	$ 69,820.00
3	$7.50	13,964	$104,730.00

After the 3rd year the Licence can be renewed.  At any time NDT has the option to convert the licence to claim status through physically staking claims.  Enough work has been filed to keep the licence valid until August 5, 2005.

There are no known environmental liabilities associated with the property.

Prior to any work being completed on the property a work plan must be submitted to the local conservation officer based in God’s Lake for approval.   The officer will issue the terms and conditions that must be complied with for the program to proceed.   Consultations with the local natives although not legally required are highly recommended.

7.0

ACCESSIBILITY, CLIMATE RESOURCES, INFRASTRUCTURE AND    PHYSIOGRAPHY

The Domain Property occurs in an area of flat terrain.  Numerous small creeks, lakes, ponds and swamps occur on the property.  Along the northern boundary is the Hayes River, a major waterway draining ultimately into Hudson’s Bay.

Local relief varies from 177 to 201 metres.  Vegetation consists of open swamp and extensive black spruce along with minor birch and poplar trees.

Thompson, located 210 km to the northwest of the property, is the local supply centre for the area.  It has a population of 15,000 people and has all the amenities.  The Oxford House Indian Reserve adjoins the Domain Property on the west.  Oxford House has a population of 2,240 and has limited amenities.

From Thompson, both scheduled and chartered flights to Oxford House are available.  In winter, the Manitoba Winter Road System connects Oxford House with Cross Lake 180 km to the west-southwest.  The winter road passes through the property with the main area of interest being approximately 15 km by road from town.  In summer, portions of the road are usable by ATV.  Cross Lake is accessible all year long to Highway 6, the main access route between Thompson and Winnipeg.

The Hayes River may be used as a navigation route, however 5 portages totaling 1000 metres must be made between Oxford and Knee Lakes.

The Manitoba power grid passes though the property in part paralleling the northeastern boundary.

8.0

HISTORY

The only work completed on the property for which assessment was filed was completed by in the early 1970’s and the 1980’s by Canico (Inco).  The work programs and results are summarized in Table 3 below.

Table 3:  Domain Property History

Year	Company	Work	Total	Results
1971	Canico (Inco)	Air and ground geophysics		Several AEM conductors outlined.
1971	Canico	Drilling	4 holes completed-two of the sites not known.	Drill holes intersected extensive iron formation and cherty iron formation.
1978	Manitoba Gov.	Airborne Mag and EM		Several magnetic anomalies outlined that were interpreted to be caused by iron formation.
1982 (April)	Canico	Restaked property	Oxo 1-8 claims staked.

Claims staked after assaying for gold of the 1971 drilling undertaken.  Two of four holes returned potentially significant gold values within iron formation. Hole BH 38768 intersected 8.08 gpt Au over 1.31 m or 5.40 gpt Au over 4.11 metres (Anomaly A).  Hole BH 38769 located on a second conductor (Anomaly B) intersected a 1.55 metre section averaging 3.18 gpt

Au.
1984 (February)	Canico	Gridding: Cut and Chained	7.55 line km.	800 metres of baseline, 9 lines 750 metres long located every 100 metres with stations along the lines occurring at 25 metre intervals.
1984 (February)	Canico	Geophysical Surveying-Mag (Sharp MF-2 Fluxgate) EM (Inco Mark IV Horizontal Loop EM)	6.75 line km.	Mag survey outlined three linear magnetic zones striking north-northwest across the grid. The EM survey outlined two straight conductors across the grid that are coincidental with the central and southern magnetic high.
1984 (February-April)	Canico	Drilling	9 holes, three of which were abandoned, total length 572.25 metres. Three of the holes tested a 100 metres strike length of Anomaly A with the other three testing a 100 metre segment of Anomaly B	At Anomaly A, all three holes intersected anomalous gold values including 0.37 metres averaging 2.32 gpt Au, 2.59 metres averaging 5.02 gpt Au and 1.32 m assaying 12.59 gpt Au. At Anomaly B all three holes intersected narrow sections of gold bearing iron formation including 0.09 m assaying 2.64 gpt Au, 0.15 m grading 3.88 gpt Au and 0.49 m averaging 2.63 gpt Au.
		Cost of 1984 Program	$101,913.03	Concluded, “the recently completed drill program intersected anomalous but apparently erratic gold values in the siltstone, chert, iron formation horizon. The two parallel conductors may be the fold equivalents across antiformal structure. The nose of such a fold if it exists may carry better gold value. It is recommended that further work be done to delineate the structure and locate targets for drilling.”
1986 (January-February)	Canico	Staking	Oxo 9-21 claims staked.	Size of the property is 5376 hectares.
1986 (February-March)	Canico	Gridding: Cut and Chained	250 line km.	229.8 line km of cross lines and 13.8 line km of baseline in February/March-line spacing at 100 metres. Further 1.8 km of baseline and 15.2 line km of cross line at 200 metre intervals.
1986 (March-April, June-July)	Canico	Geophysical Surveying-Mag (EDA Omni IV proton mag), EM (Max-Min II horizontal loop EM)	250 line km of mag and 197 line km of EM.

Two terranes with distinctly different electromagnetic anomalies defined by the survey.  The north-south grid is dominated by a north-south, relative to grid, trending magnetic zone up to 1500 metres wide consisting of parallel magnetic anomalies.  Numerous conductors commonly associated with magnetic highs are present that are interpreted to be caused by iron formation.  The east-west grid contains highly folded magnetic trends and only one known short conductor.  The iron formations on the grids do not appear to be connected to each other.

1986 (June-July)	Canico	Geochemistry	Spruce Bark survey completed at 50 m interval over portions of the known conductors and at 25 metre interval in areas of known mineralization. Survey resulted in	Of the 1107 samples, 101 are considered to be anomalous with several zones being outlined.

1107 samples being collected.
			164 soil samples collected of which 55 were analyzed	Sampling abandoned because of relatively inconclusive assay results and sampling density.
			36 grab samples of float and boulders	Four of the samples returned values greater than 5 ppb Au. A sample of amphibolite with minor pyrite assayed 2.96 gpt Au.
1986 (June-July)	Canico	Mapping	Grid mapping undertaken.	Limited mapping completed. Less than 0.2% occurs on the property.
		Cost of 1986 program	$184,952

 Concluded “the area within claims Oxo 1-19, 21 retains a high potential to hose economic  concentrations of gold.  Previous drill programs within the claim group provided significant, albeit subeconomic intersections in two areas.    Several conductors that have a combined strike length of at least 11 kilometers remain to be drill tested at points characterized by geochemical anomalies and minor dislocations or flexures.

Further geochemical sampling will also be required to evaluate sing point geochemical anomalies.

1987 (February)	Canico	Geophysical Surveying-Mag (Geometrics G816 Proton Magnetometer) EM Surveying (Inco VEM MK 3)	3.2 line km of pace and flagged line with line spacing at 100 metres completed on a grid located 3 km northwest of	100-200 metre wide trend of weakly magnetic rocks interbedded with numerous bands of magnetite outlined throughout the length of the grid. A moderate conductor slightly crosscuts the magnetic high that appears to be a shear.

			the main. The grid lies along the projection of the main trend on the Oxo 20 claim.
		Cost of Program	$3,367.10

Concluded, “ the conductor within Claim Oxo 20 appears to be a shear (possibly graphite bearing).  It exhibits a slight crosscutting relationship with a 100-200 metre wide band of metasediments containing numerous bands of magnetite.

1987 (March)	Canico	Drilling	7 holes-1202.60 metres completed. Holes designed to test various conductors.

One hole drilled 10 00 metres east of previous drilling on Anomaly B intersected narrow sections of anomalous gold values including 0.20 metres averaging 5.64 gpt Au and 1.90 gpt Au over 0.30 metres.  Another drill hole located on a separate conductor, C, intersected a 0.13 m section of amphibolite assaying 3.68 gpt Au.

		Cost of Program	$210,337.60

Concluded  “it is apparent that a strong correlation exists between arsenopyrite and gold, however, it is not a consistent one, since other arsenopyritic sections were not significantly auriferous.  The presence of anomalous gold in siltstone, iron formation and amphibolite is indicative of the variety of potential targets within the property.”

Totals (1971-87)	Canico	Drilling	21 holes-5 abandoned.
		Geophysical Surveying	259.95 km.

		Geochemistry	1107 bark samples, 55 soil samples analyzed, 36 rock samples.
2000	DeBeers	Airborne Magnetic Survey		Several linear magnetic conductors outlined on the Domain Property.
2001	DeBeers	Staking	2 claims-God 1 and 37 staked.	Expiry date November 14, 2004.
2003	NDT Ventures Ltd.	Obtained Mineral Exploration Licence 78A	13,964 hectares applied.	Anniversary date is August 5.
2003	NDT Ventures Ltd.	Property Visit	Attempted to locate old drill collars.	Drill roads located however none of the drill collars located.
2004	NDT Ventures Ltd.	Geophysical Survey	Processed the results of a 2000 airborne magnetic survey completed over a portion of the property by DeBeers Diamonds.	The results show extensive contorted magnetic trends that are interpreted to be iron formation. Several regional scale trends outlined that encompass the known zones.

9.0

GEOLOGICAL SETTING

The following section is based on government and industry reports.  In general, there is little information available.

9.1

REGIONAL GEOLOGY

The Domain Property occurs within the Gods Lake Domain in the northern part of the Superior Province.  The Gods Lake Domain contains several east to southeasterly trending, loosely connected, Archean greenstone belts.  The major greenstone belt occurring in the Oxford Lake-Knee Lake and Gods Lake region is referred to as the Oxford Lake greenstone belt.  Small greenstone belts in the Atik and Bear Lake areas northwest of Oxford Lake and the isolated greenstone belt near Silsby Lake further north are considered part of the Oxford Lake belt as are the greenstone belts in the Kitigan Lake and Twin Lakes area near the Manitoba/Ontario border.

9.1.1

         Lithology

The supracrustal rocks in the area have been divided into two groups:

i)

the predominantly volcanic rocks of the Hayes River Group and

ii)

the overlying predominantly sedimentary rocks of the Oxford Lake Group.

Granitoid plutons and batholiths intrude the Hayes River Group rocks in the area between Knee Lake and Gods Lake.

9.1.1.1

 Hayes River Group

The Hayes River Group comprises mainly volcanic rocks:  mafic flows with abundant gabbroic sills, intermediate to felsic flows and pyroclastic rocks, and minor ultramafic rocks in the form of sills, spinifex textured flows, and fault-bounded peridotites. Hubregtse (1978) recognized six volcanic cycles in the Knee Lake area, defined by a lower mafic tholeiitic section and an upper calc-alkaline intermediate to felsic section.  Plagiophyric to megaphyric basalt is common in the Oxford Lake area, Knee Lake area and Atik Lake area. Phinney et al. (1988) concluded that these basalts are a mixture of:

1)   a fractionated melt derived from a primitive mafic melt during high pressure fractionation that ascended into low pressure magma chambers (at 1-2 kb) where plagioclase phenocrysts crystallized in anorthosite complexes, and

2)   unfractionated mafic melts that tapped into the anorthosite chambers and extruded as a melt mixture having plagioclase phenocrysts of 80-85% Anorthite content and matrix plagioclase of 60-70% Anorthite content. Trace element data favour an ocean floor environment for the basalts of the Hayes River Group (Hubregtse, 1978).

The northern portion of the greenstone belt terrane, the Atik Lake and High Hill Lake belts, are slightly different from the main greenstone terrane in the Oxford-Knee-

Gods Lake area.  Mafic flow rocks make up a much higher proportion (>90%) of the volcanic rocks than in the Oxford Lake area; intermediate rocks (<10%) are less abundant and felsic volcanic rocks are lacking.  However, banded iron formation is more prevalent; oxide, silicate and sulphide facies iron formation are known and sandstones and conglomerates appear to be more common than in the Oxford Lake-Gods Lake area (Weber, 1974, 1975; Manitoba Energy and Mines, 1992b, 1995)

The supracrustal sequence in the northern greenstone belts in the Gods Lake Domain are similar to those in the 3.0 Ga Wallace Lake Subgroup of the Rice Lake belt, although quartz arenites and conglomerate make up a smaller portion in the northern belts.  The main greenstone belt terrane of the Gods Lake Domain is lithologically and geochronologically similar to the Island Lake long lived 2.86-2.76 Ga arc terrane based on the present geological knowledge of these two areas.

9.1.1.2

Oxford Lake Group

The Oxford Lake Group overlies rocks of the Hayes River Group and Bayly Lake Complex with an angular and erosional unconformity (Hubregtse, 1985; Gilbert, 1985b; Martin, 1992) as demonstrated at Eight Mile Point on the east shore of Oxford Lake, where Oxford Lake Group basal conglomerate overlies Upper Hayes River Unit fragmental volcanic rocks.

The Oxford Lake Group consists of a lower, largely volcanic subgroup of limited aerial extent and an upper sedimentary subgroup.  It is interpreted to represent deposits of a fault bounded, extensional graben (Hubregtse, 1985). This graben extends, although broken up by younger faulting, for over 200 km from Oxford Lake to Little Stull Lake and Kistigan Lake (Corkery, 1981; Map ER86-1-2).  The volcanic rocks of the lower volcanic subgroup are of the shoshonite to high-K andesite-dacite-rhyolite series, comparable to modern analogues formed in convergent plate-tectonic settings (Brooks ef a/., 1982). Trace element data supports the interpretation that the Oxford Lake Group volcanism represents the terminal magmatism in a matured arc setting (Brooks et al., 1982).

9.1.1.3

Intrusive Rocks

Intrusive rocks of several ages occur in the area.  Dioritic, gabbroic and amphibolitic rocks are associated primarily with the Hayes River volcanic rocks.  Granitic rocks within the area are related to at least two magmatic intrusions.  Diabase dykes cut the youngest granite.

9.1.2

Structure

Five periods of deformation have been recognized in the area.  A D1 deformation accompanied M1 metamorphism and is characterized by: 1) a northwest trending synclinorium (F1) in the Knee Lake area, 2) east-northeast to east-southeast-trending tight isoclinal folds (F1) in the Gods Lake area; and 3) east-northeast trending foliations (S1) parallel to primary layering in the Munro Lake area.  Post Oxford Group D2 deformation consisted of: 1) tight steeply plunging trending isoclinal folds (F2) with east-northeast to east-southeast axial traces within Oxford Lake Group rocks and 2) tightening of earlier formed F1 folds within Hayes River Group rocks.  The D3 deformation produced tight F3 folds with moderate to steeply dipping axial planes trending east-northeast to east-southeast, sub parallel to the F2 folds.  The D4 deformation produced subhorizontal F4 folds with vertical axial planes normal to F3 folds the D5 deformation produced both conjugate fractures, faults, en echelon dilation fractures and shear zones parallel to regional foliation.

In the Oxford Lake area, a Pre-Oxford Group deformation based on the unconformable relationship between Hayes River and Oxford Group rocks has been recognized.  These structures possibly had subhorizontal thrust-related? orientation, but have no regional expression due to later structural overprint.  The main deformation (D2) occurred after deposition of the Oxford Lake Group and was associated with the M2 metamorphism.  Hayes River Group monoclines and Oxford Lake Group rocks were folded into southwest trending isoclinal (F2) folds and synclinoria.  The D3 deformation produced dextral and sinistral wrench faults trending east to northeast.

The Oxford Group sediments are tightly folded into several synclines and anticlines, forming part of a larger syclimorium, which dips to the south.  In general, basal sediments of this group are poorly sorted subgreywackes, greywackes, interbanded micaceous argillites and conglomerates.  Stratigraphically higher units, well exposed in the central parts of the synclines consist of better sorted subgreywackes and protoquartzites interbanded with some micaceous argillites.

9.1.3

Metamorphism

The volcanic and sedimentary rocks have been subjected to lower greenschist to middle amphibolite facies with the amphibolite facies being restricted to narrow highly deformed segments of the greenstone belt.  In some parts of the area only mild recrystallization has taken place and the primary structures are well preserved.

9.1.4

Mineralization

The Oxford Lake Greenstone belt hosts several gold showings within several geological settings including those on the Monument Bay (shear hosted vein) and Rusty (iron formation) Properties and the formerly producing God’s Lake Gold Mine 4990.3 kilograms from 490,866 tonnes.  At Gods Lake gold mineralization occurs intermittently within a 3 metre thick tuff unit in the hanging wall of a gabbro over a strike length of approximately 400 metres.  The tuff unit is fractured and cemented by dark grey to bluish quartz.  The gold mineralization is located in quartz stringers within fractures and silicified tuff with the highest values being associated with the grey to bluish quartz.  Sulphides are weakly disseminated throughout with pyrrhotite being the predominant sulphide with lesser amounts of pyrite, arsenopyrite, galena and chalcopyrite.

9.2

PROPERTY GEOLOGY

Mapping by Inco (Canico) was confined to two grids.  The main grid (North-South) trends northwesterly for in excess of 9.5 km through the centre of the

property.   The second grid, trending east west (East-West), is located on the western shore of Michikanes Lake.

9.2.1

Lithology

Outcrop on the Domain Property is confined to a few localities in the vicinity of Mukataysip and Michikanes Lakes.  Overall it constitutes less than 0.2% of the property.  Due to the lack of outcrop no effort was made by previous operator Inco (Canico) personnel to define geological contacts.

Mapping by Inco personnel located outcrops of gabbro-diorite, coarse intermediate debris flows, fine-grained greywacke, chert-magnetite iron formation, possible basalt flows, and rhyodacitic ash-flow tuff or lapilli tuff.  Gabbrodiorite is found on the west shore of Mukataysip Lake.  Outcrops of iron formation and greywacke occur on the north side of Michikanes Lake while those of lahars and tuff are located on the southwest side of the lake.  Possible basalt outcrops are exposed on the northeast side of Mukataysip Lake.

The iron formation consists of magnetite bands up to several centimetres wide, interbedded with argillite or tuff and minor chert.  The ultimate width of the formation is not known. Thin-bedded greywacke hosts the iron formation.

The laharic deposits are comprised of felsic to intermediate clasts up to 20 cm in diameter, supported by a relatively mafic matrix.  Mafic minerals within the matrix are recrystallized to amphiboles.

The rhyodacitic ash flow tuff or lapilli tuff consists of poorly sorted felsic clasts supported by felsic matrix. Grading has not been observed.

The possible basalt or sediment(?) occurs as a group of outcrops located just to the southwest of the 1984 diamond drilling. It is fine grained, completely amphibolized, and lacks any obvious primary flow features.  Weakly developed layering on a centimetre scale may be metamorphically induced, or it may reflect original bedding or flow layering.  Rare quartz veins and trace amounts of pyrite and pyrrhotite were observed at a few locations.

The gabbro-diorite is medium to coarse-grained, and exhibits internal compositional variations that may have been caused by flow Induced differentiation. All mafic minerals consist of amphiboles. A small outcrop of greywacke exhibiting possible scouring features was observed near the east margin of the intrusion.

Past drilling within the northern portion of the main grid encountered metasediments interbedded with amphibolitic basalts and mafic tuff or sediment.  The metasediments include weak to non-graphitic mudstones, non-graphitic siltstones, and weakly magnetic cherty iron formation. The mudstones commonly contain up to 20% combined disseminated pyrite, pyrrhotite and

Table 4-Lithology

Recent and Pleistocene	Silt, Clay, Sand, Gravel and Boulder-clay, deposits
Great Unconformity
	Intrusive Rocks	Diabase, Lamprophyre, pegmatite, aplite, quartz-feldspar porphyry, granite, granodiorite, massive, minor porphyrytic phases
Granitic gneiss complex Hornblende Gabbro and associated rocks, peridotite, pyroxenite (may be older than Oxford Group)
Precambrian		Unconformity
	Oxford Group	Subgreywacke and protoquartzite, greywacke, subgreywacke, micaceous argillite, (quartz-mica schist), minor subarkose and slate, conglomerate
Unconformity
Hayes River Group

Upper Unit-Volcanic breccia, interbanded intermediate to acid volcanic rocks commonly porphyrytic and amygdaloidal, agglomerate, tuff, minor greywacke, slate, tuffaceous, argillite, chert, iron formation

Lower Unit-Massive and pillowed andesite and dacite, massive dacite and rhyolite, minor volcanic breccia and tuff, andesite and basalt, massive pillowed amydaloidal, associated amphibolitic, gabbroic and dioritic intrusion mainly sills.

arsenopyrite over widths up to 2 metres.  Aeromagnetic, drill hole and mapping data indicate that at least one major and numerous lesser iron formations are present on the property.  The major iron formation located on the main grid defines a northwest plunging syncline that is traced for a total length of at least 25 kilometres.  It consists of oxide facies along the north limb and oxide + sulphide + carbonate facies along the south limb of the syncline.

The weakly graphitic, sulfide-bearing mudstones are considered to represent the geophysical conductors.  The amphibolitic rocks range from relatively uniform basaltic flows to bedded units, possibly representative of mafic tuffs.

Drilling of Anomalies A and B shows complex minor fold structures to be present, most commonly within oxide facies iron formation.  These are on the scale of 10-30 cm.  Most of the core exhibits small scale folding, variable shearing and recrystallization of minerals. Iron carbonate is ubiquitous.

On the east-west grid, the degree of deformation is variable.  Intense deformation is widespread as indicated by the rodding of volcanic clasts and the highly contorted nature of iron formation.  Most local plunges are steep.

9.2.2

Metamorphism

The rather limited field evidence indicates that the rocks within the north-south grid were affected by upper greenschist to lower amphibolite facies metamorphism, whereas those on the east-west grid the rocks were largely affected by lower greenschist facies metamorphism.  The radically different magnetic signatures of the two areas and their apparently different metamorphic facies, combined with a possible fault zone along the southwest side of Michikanes Lake imply that the two areas were tectonically emplaced against each other.  It may be that the main grid is underlain by Hayes River Group volcanics while the east-west grid, located in the vicinity of Michikanes Lake is underlain by Oxford Group metasediments.  If this hypothesis is valid, the unconformable contact between the two groups may be reflected by the possible fault zone beneath Michikanes Lake.

 9.2.3

Mineralization

Based on limited drilling sulphide mineralization consists of:

1)

lithologically controlled accumulations of fine grained pyrrhotite-pyrite within some of the metasedimentary units, most obviously in the darker grey carbonaceous units within the siltstone units and in portions of the cherty iron formation and

2)

remobilized, fracture controlled pyrrhotite-pyrite + arsenopyrite concentrations, generally within the sulphide rich lithologies mentioned above.  Arsenopyrite is commonly present as trace to 5% but occasionally to as much as 25%.

Obvious signs of alteration are lacking except for a pervasive thin barren quartz-calcite veins and chlorite.  Sulphide related veining of any type is virtually absent.

10.0

DEPOSIT TYPE

The Domain Property is being evaluated for its’ potential to host banded iron formation type related gold deposits.

Iron Formation Gold deposits are described as having gold occurring in crosscutting veins and veinlets or as fine disseminations associated with pyrite, pyrrhotite and arsenopyrite hosted in iron-formations and adjacent rocks within volcanic or sedimentary sequences.  The iron formations may vary between carbonate-oxide iron formation and arsenical sulphide-silicate iron formation.

Typically the deposits form within sedimentary and submarine volcanic sequences in a range of mutually overlapping settings ranging from turbiditic clastic sedimentary environments to distal mafic and komatiitic environments and associated felsic tuffaceous and intrusive porphyries.  Ore mineralogy consists of native gold, pyrite, arsenopyrite, magnetite, pyrrhotite, chalcopyrite, sphalerite, galena, stibnite and rarely gold tellurides.  Gangue mineralogy consists of vein quartz, chert, carbonates, graphite, grunnerite, tourmaline and albite.

Mineralization occurs within or near favourable iron formations.  Most deposits occur adjacent to prominent regional structural and stratigraphic breaks.  The mineralization is often related to local structures.  The host strata has generally been folded and deformed to varying degree.  Consequently the deposits may have developed in axial plane cleavage area or be thickened and remobilized in fold hinges.

Metamorphic grades from lowest greenschist to upper amphibolite facies.

A model proposed for iron formation-hosted Au suggests that the mineralization may form due to deformation focusing metamorphic or magmatic hydrothermal fluids, from depth, into a chemically and structurally (brittle-ductile transition zone) favourable depositional environment, late in the orogenic cycle.  This theory is consistent with both the crosscutting relationships and radiometric dates for the gold mineralization.  Another model emphasizes a syngenetic origin for the widespread anomalous gold values, similarity of the geological environments to currently active submarine exhalative systems, and the association with chemical sedimentary strata.  Replacement features could be explained as normal diagenetic features and contact area between sulphide-rich ore and carbonate wallrock as facies boundaries.

The type deposit generally is strongly enriched in Si, Fe, As, B, Mg, Ca, Au and Ag, while Cu, Zn, Cd, Pb and Mn are moderately enriched.

Airborne and ground electromagnetic and magnetic surveys and induced polarization surveys can be very useful to detect and map the high sulphide and magnetite content of many of the deposits.

11.0

 MINERALIZATION

Three zones, A, B and C of anomalous, >0.25 gpt, gold mineralization were identified by Inco on the Domain Property.  The zones were located during the drilling of selected ground geophysical targets.   None of the zones are known to outcrop.

The zones are composed of bands of auriferous iron formation and siltstone containing variable amounts of pyrite, pyrrhotite and arsenopyrite.   At Anomalies A and B, anomalous gold values occur over a 100 m strike length with the zones being open along strike and down-dip.  At Anomaly A, drill results include 4.12, 2.90 and 1.32 m intersections respectively assaying 4.6, 5.02 and 12.59 gpt Au.

The intercepts correspond with bands of iron formation that appear to be continuous.  While anomalous gold values occur throughout the iron formations the high grade values are not necessarily continuous.  At Anomaly B drill results include 1.55 and 5.36 m sections respectively averaging 3.18 and 2.15 gpt Au.  Approximately 1100 metres on strike to the grid south of Anomaly B a 20 cm section of iron formation assayed 5.64 gpt Au.  The one hole drilled into Anomaly C intersected a 0.13 m section assaying 3.680 gpt Au.

12.0

EXPLORATION

Work completed on the property in the early 1970’s and the 1980’s was on two grids: the North-South and the East-West grids.  It included geophysical/geochemical surveying and follow-up drilling with the majority of work being completed on the North-South Grid.   Extensive magnetic linear trends occur on both grids.  On the North-South, up to 9.4 km long linear highs occur while on the East-West the signature is highly contorted.  HLEM surveying of the North-South Grid outlined several anomalies, some corresponding with magnetic highs.

Follow-up drilling was confined to the North-South Grind.   Drilling showed the anomalies to be in part caused by bands of auriferous iron formation and siltstone containing variable amounts of pyrite, pyrrhotite and arsenopyrite.

In 2004, NDT Ventures Ltd. contracted Ballantyne Exploration of Stanley Mission, Saskatchewan and Wride Eploration of Flin Flon, Manitoba were to cut a grid and complete a detailed ground magnetic and HLEM (Max-Min 10) surveys on the Domain Property.  In addition, Vox Image Ltd. was contracted to digitally process the data from a 2001 airborne survey completed by DeBeers Canada over a portion of the property.  The purpose of the work was to further define and expand the limits of the geophysical anomalies shown previously by Inco to host auriferous iron formation.

The ground geophysical survey program resulted in the completion of:

i)

79.7 km of linecutting and

ii)

67.2 km of magnetometer and HLEM surveying.

Prior to the field program getting started NDT personnel completed a one day property examination in an attempt to locate some of the Inco drill sites.  In addition, certain outcrops were examined to determine the accuracy of the mapping program completed by Inco.

12.1.0

Details

The following details the work completed on behalf of NDT Ventures Ltd.

12.1.1

Airborne Survey Data Processing

In February 2004, NDT Ventures was able to obtain a digital copy of the Knee Lake-Oxford House airborne magnetics survey completed by DeBeers Canada in 2001, an area that included a portion of the Domain Property.   The airborne survey was flown at 100 metre spacing by Goldak Airborne Surveys using its Tri-Maxial Ariborne Gradiometer Method.  The system uses a 4 sensor array of Geometrics cesium vapour magnetometers that measure the total magnetic intensity (TMI) in addition to directly measuring the horizontal gradient in the along and across line directions any vertical gradient.  The gradient measurement in any direction is the “rate of change” (or derivative) of the magnetic field in that direction and is more sensitve to small changes that the TMI.  It is used as a data product in its’ own right, to guide the gridding of TMI data or as input for further processing such as Euler deconvolution.

Using DeBeers data, NDT’s consulting geophysicist Ken Robertson of Vox Image Ltd. was able to produce a series of maps covering a portion of the property.  The list of maps produced includes the Total Field Aeromagnetic, Shaded Relief Total Field Aeromagnetic, Coloured Contoured Ground Magnetometer and Shaded Relief Coloured Contour.

12.1.2

Linecutting

For control purposes a cut and chained grid was located over a 4.5 km strike length of a much larger grid previously shown to host anomalous gold values in iron formation.  The linecutting was completed by Ballantyne Exploration, Stanley Mission, Saskatchewan with assistance from workers living in Oxford House.  The base and tie lines are each 4.5 km long.  The bearing of the base and tie lines is 138/318o. Cross lines were located every 100 metres with the lines varying in length from 800 to 3000 metres.  The cross lines are at 048/228o.  The lines are to be approximately 0.7-1.0 metres wide (2.5-3.0 feet).  Stations were established at 25 metre intervals along the lines.  As the topography is flat there was no need for secant chaining.  In addition, certain waypoints were located using a GPS for additional control.

For the duration of the program two people from Ballantyne Exploration were housed in Oxford House with up to six people being hired locally.  Transportation to and from the property was by local taxi service.

12.1.3

Geophysical Surveying

The ground geophysical survey was completed by Wride Exploration Services, P.O. Box 670, Flin Flon, Manitoba.  In addition, one assistant was hired from Oxford House.  The magnetometer survey was completed using a Gem Systems GSM-19 Overhauser Proton Magnetometer at a spacing of 12.5 metres along the lines.  The HLEM survey was completed using an Apex Parametrics Max-Min 10 unit.  Five frequencies (440, 880, 1760, 3520 and 7540 Hz) were read at 25 metre intervals using a 100 metre coil separation.

The linecutting and geophysical surveys required 34 days to complete.

12.2.0

Results

The following sections details the results of the work completed on behalf of NDT Ventures Ltd.

12.2.1

Airborne Magnetometer Data Processing

The gridded total field aeromagnetic results shows two high magnetic susceptibility horizons that appear to merge into one large magnetic anomaly at the southeast edge of the map sheet.  In the north-central part of the map sheet, a separate magnetic body is outlined.  The shaded relief map suggest that the upper and lower magnetic horizons could be joined in a fold nose in the southeast.  Furthermore the northernmost horizon appears to wrap around to the north and through two tight bends is connected to the magnetic body that previously appeared to be isolated.

Both maps show that the magnetic susceptibility decreases rapidly to regional background levels as you move away from the high susceptibility horizons that drilling has shown to be in part by iron formation.

12.2.2

Domain Grid Ground Geophysics

In general, the results of the 2004 geophysical survey mirrored those obtained by Inco.  The results show a series of parallel linear magnetic anomalies to occur throughout the length of the grid with individual anomalies being up to 200 metres wide and 4.4 km long and open along strike.  The amplitude range of the ground magnetics is approximately 15,000 gammas.  The overall dips range from vertical to steep to the south.  There are no indications that the high susceptibility horizons are folded.  Depth to top estimates are generally less than 40 metres.

EM conductors are observed on all but four of the lines.  The conductors are generally up to 30 metres thick with the majority of the anomalies being less than 10 metres thick.  Strike length is variable to 2.8 km.  Many of the EM conductors have coincident or flanking magnetic highs of moderate to extremely high amplitude.

The description of the coincidental Mag/HLEM anomalies is listed below.

Table 5:  Geophysical Anomaly Summary

Anomaly	Magnetics	HLEM
A	Up to 100 metres wide by 3500 metres long. Open to the west. Located between 10500 and 14000 E.	Three anomalous zones identified: 10800-11100 E, 11400 E, 10800-13600 E. All of the zones are 10 metres or less in thickness.
B	Up to 150 metres wide by 1700 metres long. Open to the east. Located between13200 and 14900 E.

Two anomalous zones identified.  The first, located between 13200 and 14200 E varies to 30 metres in thickness.  The second, located between 14500 and 15000 E is up to 10 metres thick and is open to the east.

D	Up to 200 metres wide by 4.4 km long. Open to the east and west.

One anomaly coincides with the magnetic trend while three shoulder the magnetic trend.  The coincidental anomaly occurs between 10700 and 11700 E.  The anomaly is ranges to 30 metres in thickness.  The shouldering HLEM anomalies are located between 10900 and 11500 E, 12000 and 12900 E and 12700 and 14300 E

Several other magnetic anomalies were also identified.

Inco’s work showed Anomaly D to extend for 10 km with the anomaly open along strike.  In addition Inco identified a fourth coincidental Mag/EM referred to as C.  The anomaly extends from Line 14000 E to 15000 E.

13.0

DRILLING

Three diamond drill programs have been completed on the Domain Property by Inco (Canico).  No drilling has been undertaken by or on behalf of NDT Ventures.

Inco’s drilling resulted in the completion of 21 drill holes totaling 1939.8 metres in length.  All of the holes were located on Inco’s North-South Grid.  Five of the holes were abandoned due to ground conditions.   From the reports, all casing was pulled upon completion.  As the majority of drill sites were in muskeg and the sites long filled in, it is not possible to give exact co-ordinates to the drill holes relative to the 2004 grid.  The size of the 1971 core is not known.  The 1984 drill program recovered BQ sized drill core while the 1987 drill program was completed using BQTK sized core.

Table 6:  Drill Hole Locations (Inco Grid)

Year	Hole	Anom.	East	North	Az	Dip	Depth (m)	Purpose	Comments
1971	38767	A	13295	10375	0	-45	24.39	Airbone mag/EM	Abandoned
	38768	A	13295	10375	0	-55	38.10	“
	38769	B	13605	10230	0	-50	38.10	“
	38770		12300	11250	0	-50	21.65	“	Abandoned
	38771		12300	11250	0	-60	42.99	“
	1971	5 holes					165.23

1984	63537	A	13307	10340	050	-50	102.72	Test ext hole 38768, Mag, EM Anom.	40 m sst, chert, if
	63538	A	13250	10350	050	-50	76.20	“	37 m sst, chert, if
	63539	A	13350	10365	050	-50	76.20	“	46 m sst, chert, if
	63540	B	13630	10205	050	-50	10.36	Test ext hole 38769, Mag, EM Anom.	Abandoned
	63541	“	13630	10205	050	-50	26.21	“	Abandoned
	63542	“	13630	10205	050	-50	20.42	“	Abandoned
	63543	“	13630	10205	050	-50	99.67	“	25 m sst, chert, if
	63544	“	13580	10205	050	-50	73.15	“	30 m sst, chert, if
	63545	“	13670	10195	050	-50	87.12	“	23 m sst, chert, if
	1984	9 holes					572.05
1987	63551	D	14500	10915	048	-45	200.90	Test EM, Mag, bark anom	Mst, sst, minor if
	63552	D	14500	10850	048	-45	100.30	“	Mst, sst, greywacke
	63553	B	14700	10350	048	-45	149.10	EM, Mag Anom	Mst minor sst
	63554	C	15250	10130	048	-45	157.30		Sst, greywacke, amphibolite, if
	63555	D	17600	11320	048	-45	155.20	EM, Mag Anom	Sst, mst, if greywacke
	63556	D	17350	11050	048	-45	189.90	EM, Mag Anom	Greywacke, sst, mst
	63557	D	17300	10910	048	-45	249.90	EM, Mag Anom	Greywacke, sst mst, minor if
	1987	7 holes					1202.6
	Total	21 holes					1939.8 m

Legend

M-metres

sst-sandstone

po-pyrrhotite

EM-electromagnetic

mst-mudstone

py-pyrite

Mag-Magnetic

if-iron formation

asp-arsenopyrite

Anom-Anomaly

tr-trace

Dissem-disseminated

Anomalous, > 1 gpt, gold values were intersected in 9 of the16 completed drill holes.   Four of the holes are located at anomaly A, four at Anomaly B, and one at Anomaly C.

According to Inco’s geologist, drilling of Anomalies A, B and C encountered metasediments interbedded with amphibolitic basalts and mafic tuff or sediment.  The metasediments include weakly to non-graphitic mudstones, non-graphitic siltstones to fine-grained greywackes and weakly magnetic cherty iron formation/exhalite.  The mudstones commonly contain up to 20% combined pyrite, pyrrhotite and arsenopyrite over widths of up to 2 metres.  The weakly graphitic, suphide bearing mudstones are conductive.  The amphibolitic rocks range from relatively uniform basaltic flows to bedded units, possibly representative of mafic tuffs.  Most of the core exhibits small scale folding, variable shearing and recrystallization of minerals.  Iron carbonate is ubiquitous.  Overall the mineralized zones strike 318o with the dip being approximately 70o to the southeast.

Field evidence indicates that the rocks are affected by upper greenschist to lower amphibolite metamorphism.

The following summarizes the results of the drilling at Anomalies A, B and C.  Only those sections assaying >0.200 gpt Au are listed.  Based on the plotting of core axis reading from the drill logs it appears that the true width of the intercepts is 90-95% of the drill intercept’s length.

13.1

Anomaly A

Canico (Inco) drilled 4 diamond drill holes into the southernmost 100 metre portion of the EM anomaly.  All four holes intersected anomalous gold values.  The results are summarized below.

Table 7:  Anomaly A Drill Results

Hole	From	To	Int (m)	Au gpt	Description

38768			4.11	540	Siltstone chert with 3-4% po, py, asp

63537	41.51	41.97	0.46	0.410	Mudstone/siltstone, cherty, sheared, 10% po/py conformable streaks
	50.01	51.05	1.04	0.490	Banded chert with siltstone-mudstone interbeds 15% conformable po/py
	52.73	52.94	0.21	0.215	Siltstone with 10% po/py as conformable streaks
	57.15	57.70	0.55	0.715	Feldspar porphyry with 10% po/py, tr asp
	70.71	72.42	1.71	0.245	Siltstone with 2% po/py
	72.42	73.15	0.73	0.765	Chert with 15% po/py
	86.04	86.41	0.37	2.320	Iron Formation, chert, minor magnetite
	86.41	86.65	0.24	0.230	Ferruginous sediment, chlorite, minor magnetite, chert, 2% po/py

63538	39.23	39.53	0.30	0.425	Amphibolite, cherty, biotite rich
	39.53	40.23	0.70	1.030	Chert, brecciated, 10% po/py, tr asp
	40.81	40.87	0.06	0.410	Feldspar Porphyry, 5% po/py tr asp.
	41.33	41.42	0.09	0.545	Ferruginous sediment, chlorite, 15% po/py as streaks, specs of asp.
	52.89	53.95	1.06	1.500	Cherty siltstone with 10% po/py
	53.95	55.47	1.52	0.230	Siltstone with cherty streaks, 15% po/py
	70.93	73.52	2.59	5.020	Iron Formation, chert, magnetite, chlorite up to 20% asp

63539	23.65	25.24	1.59	0.380	Siltstone with minor chert
	25.24	25.36	0.12	0.600	Cherty siltstone with 2% po/py, minor asp.
	30.97	31.98	1.01	0.235	Chert, 5% po/py as streaks
	33.10	44.10	11.00	1.729	Ferruginous seds/mudstone, chert, with variable sulphide
inc.	33.10	34.42	1.32	12.584	Ferruginous sediments with up to 20% po/py asp.
and	42.76	42.82	0.06	5.730	Chert with 5% sulphide
	43.74	44.1	0.52	0.805	Siliceous siltstone-mudstone with 15% po/py
	51.63	51.85	0.22	1.450	Chert with 12% sulphide filled fractures

The results show Anomaly A to be comprised of a 30-40 metre thick package of package of iron formation, chert bearing mudstone and siltstone that is bounded by amphibolite up hole.  Within the sediments anomalous gold values occur generally in association with pyrite, pyrrhotite and arsenopyrite.  While the bands of auriferous iron formation/exhalite appear to be continuous the grades are highly variable along strike and down dip.  The mineralization is open in all directions.

13.2

Anomaly B

Four holes have tested a 100 metre segment of the zone.  In addition, a fifth hole tested the zone 700 metres to the grid east.   The results are summarized below.

Table 8:  Anomaly B Drill Results

Hole	From	To	Int (m)	Au gpt	Description
38769			1.55	3.180	Iron Formation with po, py and asp

63543	62.21	64.68	2.47	0.447	Iron Formation with tuff? Up to 5% dissem. Asp.

63544	32.19	33.74	1.55	0.500	Cherty Siltstone with 10% po/py, minor asp
	39.05	44.41	5.36	2.150	Cherty Iron formation with up to 10% po, py

63545	65.84	67.36	1.52	0.295	Siltstone
	76.66	81.69	5.03	0.664	Chert and ferruginous sediments, up to 50% po/py
Inc.	78.33	78.82	0.49	2.630	Ferruginous sediment with 50% po/py

63553	11.90	13.40	1.50	0.340	Greywacke

45.55	45.95	0.40	0.870	Mudstone with 50% irregular veining, 10% po, 10% py as stringers
45.95	46.35	0.400	0.390	Siltstone with quartz veining, tr po, py
46.75	47.05	0.30	1.900	Highly Foliated siltstone with tr po, asp
58.51	58.71	0.20	5.640	Iron Formation, 5-10% magnetite, tr asp,
58.71	59.44	0.73	0.310	Siltstone with trace dissem asp

The results show anomalous gold values to occur within a 20-35 metre sedimentary unit hosting chert, iron formation and ferruginous sediments.  Anomalous gold values generally occur in association with pyrite, pyrrhotite and arsenopyrite.  The sedimentary section is bounded up and down hole by amphibolite.  This is somewhat different from Anomaly A where the holes ended in a sedimentary package of rocks.  It may be that the difference in lithology is the result of the thickening of the sedimentary package at Anomaly A

13.3

Anomaly C

One hole has tested Anomaly C.  The hole intersected a mixed assemblage of amphibolite, sediments and iron formation.  Anomalous gold values occur in amphibolite and siltstone in association with pyrite, pyrrhotite and arsenopyrite.

Table 9:  Anomaly C Drill Results

Hole	From	To	Int (m)	Au gpt	Description
63554	59.70	60.34	0.64	0.235	Quartz veins within siltstone-trace asp.
	62.20	62.45	0.25	0.780	Siltstone with 1% asp.
	81.80	82.14	0.34	0.230	Siltstone, highly foliated, trace finegrained asp.
	88.90	89.35	0.45	0.805	Amphibolite, foliated trace asp
	100.03	100.73	0.70	0.615	Amphibolite, highly silicified with 1-2% py
	106.17	106.30	0.13	3.680	Amphibolite, 1-2% dissem py
	108.20	108.40	0.20	0.380	Amphibolite with trace dissem py

It has not been determined whether Anomalies A and B are distinct anomalies or are a continuum connected through folding.

Elsewhere on the property, 7 holes were drilled on coincidental Mag/EM anomalies located to the grid north of Anomalies A, B and C.   In general, the holes intersected sediments with minor iron formation/exhalite.  Assay values are generally low.

At the completion of each of the drill programs the core was flown out and transported to Copper Cliff, Ontario and stored.

14.0

SAMPLING METHOD AND APPROACH

No sampling has been completed by or on behalf of NDT Ventures.  Inco completed soil, spruce bark, rock on both its North-South and East-West Grids.

Drill core sampling was completed on the North-South Grid.  The following is an outline of the procedures utilized by Inco.

14.1     Soil Samples

Soil sampling was hampered by extensive spruce and tamarack bogs.  Soil development is sporadically developed throughout the property with most soil sites being located away from the main conductors.  In areas where soil development occurs sampling was completed at 100 metre intervals.

At most sites a 1.5 metre deep profile was examined with a hand auger.  The soil profiles were described and included in sample descriptions sites.  The prominent soil type is a calcareous clay, which contains occasional limestone pebbles.   The survey resulted in the taking of 154 soil samples of which 55 were analyzed.

14.2

Spruce Bark Sampling

Spruce bark sampling was completed over selected areas on Inco’s North-South Grid generally in close proximity to the known conductors and over other potentially significant features such as geophysically defined structural dislocations or flexures. In areas outside of known mineralization sampling was completed at 50 metre intervals whereas in areas of known mineralization sampling was typically at 25 metre intervals.     A typical sampling line contained one site over the conductor and one or more sites on either side of the conductors.

Samples, weighing 20-30 grams, were taken from dead scales from the complete circumference of black spruce trees that were at least two metres tall.  Care was taken not to sample living bark.  Standard geochemical parameters including size of tree, relative scale size and terrain are noted.9

14.3

Rock Chip Sampling

Grab samples of outcrop and float were completed in the course of mapping.  No method of the sampling procedure is known.

14.4

Core Sampling

There is no description in the Inco reports of the method used for splitting core in the 1971 drill program.  The 1984 and 1987 drill core was saw-cut.  The method of determination of the samples widths is not known but is assumed to be related to sulphide content.

15.0

SAMPLE PREPARATION, ANALYSIS AND SECURITY

There is little information regarding sample preparation, analysis and security in the Inco reports regarding the programs completed on the Domain Property.  It is not known where the core for the 1971 and 1986 drill programs was prepared and assayed.  The 1984 drill core was analyzed by Inco at one of its’ labs.  The soil, rock and bark samples obtained from the 1986 sampling program were prepared and assayed at Nuclear Activation Services, 1280 Main Street, Hamilton, Ontario.  For the bark samples the samples are macerated, briquetted, irridated in a slow poke nuclear reactor and then analyzed for Au, Ag, As, Ca, Cd, Cr, Fe, Mo, Na, Ni and Sb.

16.0

DATA VERIFICATION

With the exception of the 2004 work program all of the work completed on the Domain property was completed prior to the implementation of National Instrument 43-101.

From a review of the geochemical data it cannot be determined whether there was any method of check sampling employed by Inco or the lab.  There is no description of the procedures involved at Inco’s Lab.  However the work was undertaken and supervised by degree holding personnel and it appears to have been completed to industry standards.

With regards to the ground geophysics the results of the 2004 ground survey mirror those of obtained by Inco.  A review of the airborne magnetic survey completed by DeBeers shows the anomalies to be similar to those produced through the ground surveys.  The similar results would imply that the programs were completed to industry standards.

In 2003, an attempt was made by the author and NDT’s VP of Exploration Thomas Burkhart to locate the drill collars for Anomalies A and B.  Although the drill roads were located the actual drill sites could not be found as the casing had been pulled.  The muskeg then filled in the collars.

All of the drill core was sent to Copper Cliff, Ontario.  Unfortunately according to an Inco geologist core from 1984 and earlier was destroyed in a fire and is thus not available for review.  No attempt has been made to re-log the core from the 1987 drill program.

17.0

ADJACENT PROPERTIES

Not relevant.

18.0

MINERAL PROCESSING AND METALLURGY

Not relevant.

19.0

MINERAL RESOURCES AND MINERAL RESERVE ESTIMATES

Reserves have not yet been identified on the property.

20.0

OTHER RELEVANT DATA AND INFORMATION

To the best of the author’s knowledge all of the relevant data and information pertaining to the Domain Property has been incorporated in the report.

21.0

INTERPRETATION AND CONCLUSIONS

The evaluation of the Domain Property is hampered by the severe lack of outcrop.

The work completed to date has identified a series of parallel to en echelon linear magnetic anomalies throughout the length of the property, some of which correspond with HLEM Anomalies.   Drilling showed the anomalies to be in part caused by multiple bands of iron formation and siltstone hosting variable amounts of pyrite, pyrrhotite and arsenopyrite.  Three of the anomalies A, B and C  are  auriferous.

The magnetic high associated with Anomaly A has been traced for 3500 metres (NDT survey). Within the anomaly multiple HLEM anomalies occur, the longest being 2600 metres long.  Four holes have tested a 100 metre segment in the easternmost portion of Anomaly A.   All four holes intersected anomalous gold values.  Drill results included holes assaying 5.40 gpt Au over 4.11 m, 5.02 gpt over 2.59 m and 12.58 gpt Au over 1.32 m.  The drilling shows that while the mineralized bands are continuous the grades are highly variable.

Anomaly B is located 100 metres grid south of Anomaly B.   The westernmost 300 metres of the anomaly parallels the easternmost portion of Anomaly A.  The magnetic high associated with Anomaly B has been traced for 1700 metres (NDT survey).  Within the anomaly, two HLEM anomalies occur, the longest being 1000 metres long.  The HLEM anomaly thickens in two spots to 20-30 metres, possibly reflecting folding. Five holes have tested Anomaly B.  Four of the holes tested a 100 metre segment in the western quarter of the zone with the fifth testing the zone1000 metres to the grid east.   Drill results include 1.55 metre and 5.36 metre intersections respectively averaging 3.18 and 2.15 gpt Au.   None of the holes tested the zone in the area of greatest thickening an area considered to be highly prospective.

Anomaly C is located approximately 300 metres grid south of the eastern end of Anomaly B.  The coincidental mag and EM anomaly (Inco survey) has been trace

for 1000 metres and is open along strike.   Drilling showed the anomaly to host anomalous gold values over narrow widths including a 0.13 metre intercept averaging 3.680 gpt Au.

Elsewhere drilling of magnetic and EM anomalies to the grid north and east of Anomaly A did not return any significant gold bearing zones.

Soil and bark sampling results returned inconclusive results with spruce bark samples producing weak gold anomalies is areas where drilling showed nothing to exist whereas over Anomalies A and B there are no anomalous results.

The drilling to date has located at least three bands of auriferous iron formation/chert exhalite.  Whether these structures reflect a folded sequence of a gold bearing formation or a series of bands of mineralization cannot be determined on the limited information.  If the anomalies represent a folded sequence the better values and thicknesses would be in the fold noses.

It is concluded that the property has the potential to host significant gold reserves and that additional drilling is required to evaluate this potential.

22.0

RECOMMENDATIONS

It is recommended that a 1500 metre drill program be completed on the Domain Property.  The drilling would be concentrated on the evaluation of Anomalies A and B.  At Anomaly A, a series of holes would test the zone along strike and down dip from the previous drilling in an attempt to better define the possible grad and tenor of the zone.  Limited drilling would be completed   At Anomaly B, limited drilling would be completed in the immediate area of the four previously drilled holes in an attempt to better define the grade and tenor.  In addition, drilling would be completed along strike where the HLEM survey shows the conductor to thicken.  The cost of the program is estimated to cost $450,000.

23.0

BIBLIOGRAPHY

Manitoba Assessment Reports:  91194, 91620, 91624, 93309, 93871, 92869

Richardson, D.J., Ostry, G.:  Gold Deposits of Manitoba, Manitoba Energy and Mines, 1996.

Robertson, K. “Geophysical Survey Report for NDT Ventures Ltd., Domain Property, Northern Manitoba”, Private report prepared for NDT Ventures, 2004.

Visagie, D. “Ground Geophysical Survey-Domain Property” Assessment report prepared on behalf of NDT Ventures, 2004.

24.0

DATE

This report is respectfully submitted this 11th day of August 2004.

“Dave Visage”______

Dave Visagie, P. Geo.

August 11, 2004

25.0

STATEMENT OF QUALIFICATIONS

David A Visagie, B.Sc

860-625 Howe Street,

Vancouver, B.C.

V6C 2T6

Tel:  604-687-7545

E-Mail:  visagie@northair.com

I, David A Visagie, do hereby certify that:

I graduated from the University of British Columbia in 1976 with a Bachelor of Science Degree Majoring in Geology.

I have been continuously employed within the mining industry since that time having worked in mineral exploration in Canada, United States Mexico and Chile.

I am a member of the Association of Professional Engineers and Geoscientist of B.C. (#19520).

I am currently employed as the Senior Geologist for the Northair Group a position I have held since 1990.  The Northair Group manages a series of exploration companies including NDT Ventures Ltd.

I have read the definition of qualified person as set out in National Instrument 43-101 and certify that through my experience and education I fulfill the requirements to be a classified as a Qualified Person.  However as I am an employee of The Northair Group I cannot be classified as being independent.

I have personally supervised some of the work completed on the Domain Property.

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission of which that would make the Technical Report misleading.

The report has been prepared in compliance with National Instrument 43-101.

I consent to the report being filed with any stock exchange and any other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 11th day of August, 2004

“Dave Visagie”________

Dave Visagie, P. Geo.

Senior Geologist

The Northair Group

FIGURES

PROPERTY LOCATION

N
S
W
E
Hudson's Bay
DOMAIN PROJECT
Thompson
Flin Flon
Portage la Prairie
Brandon
Winnipeg
0 50 100 200 300
Kilometers
NDT Ventures Ltd.
Domain Project, Manitoba
LOCATION MAP

CLAIM MAP

Oxford House
0 1 2 4 6
Kilometers
NDT Ventures Ltd.
Domain Project, Manitoba

REGIONAL GEOLOGY

PROPERTY GEOLOGY/COMPILATION

GEOPHYSICAL PROFILE LINE 13200 E-ANOMALY A

GEOPHYSICAL PROFILE LINE 13300 E-ANOMALY A

GEOPHYSICAL PROFILE LINE 13400 E-ANOMALY A

GEOPHYSICAL PROFILE LINE 13500 E-ANOMALY B

GEOPHYSICAL PROFILE LINE 13600 E-ANOMALY B

GEOPHYSICAL PROFILE LINE 13700 E-ANOMALY B

GEOPHYSICAL PROFILE LINE 14700 E-ANOMALY B

GEOPHYSICAL SURVEY REPORT

FOR

NDT VENTURES LTD.

DOMAIN PROPERTY

NORTHERN MANITOBA

(NTS 53 L/14)

Latitude 54° 50’N, Longitude 95° 14’W

June 11, 2004

Prepared by:

K. Robertson, P.Geo.

VOX Geoscience Ltd.

7540 Garfield Drive

Delta, B.C., Canada

V4C 7L4

Table of Contents

          Page

  1.0

Introduction

34

  2.0

Logistics

34

  3.0

Geology

34

  4.0

Previous Work

34

  5.0

Geophysical Surveys

35

  5.1

2001 Knee Lake Airborne Survey

35

  5.2

2004 Domain Ground Geophysics Survey

36

  5.2.1

Magnetometer Survey

36

  5.2.2

HLEM Survey

37

  6.0

Interpretation

           38

  7.0

Conclusions and Recommendations

43

  8.0

References

44

  9.0

Effective date and signature

44

10.0

Certificate of Qualifications

45

Figures (Available at NDT’S Office)

Figure 1.

Total field aeromagnetic survey

Figure 2.

Shaded relief total field aeromagnetic survey

Figure 3.

Colour contoured ground magnetometer survey

Figure 4.

Shaded relief colour contoured ground magnetometer survey

Figure 5.

HLEM profiles 440 and 1760 Hz

Figure 6.

HLEM profiles 880 and 3520 Hz

Figure 7.

HLEM profiles 7540 Hz

Figure 8.

HLEM interpretation with calculated magnetic first vertical derivative

Table of Conductors and Magnetic Anomalies

1.

Domain Geophysical Survey Interpretation HLEM and Magnetics (4        pages)

Appendix

1

Goldak Airborne Surveys Company Information

Domain Project, Manitoba

1.  Introduction

NDT Ventures Ltd. (“the Company”) has acquired, a significant land position over a portion of a large greenstone belt in northern Manitoba. The 13,964 hectare mineral exploration license, measuring 20 kilometers by seven kilometers, covers multiple occurrences of banded iron formation; one of which has returned gold values up to 12.59 g/t. The project, which has been named the Domain Project, was acquired after research by the Company revealed drill holes with significant gold mineralization that have yet to be closed off, as well as numerous untested exploration targets situated approximately 120 kilometres southeast of Thompson, Manitoba.

2.  Logistics

Logistically, the Domain Project is well located, with a major winter road and regional power line transecting the property and is proximal to a local community (Oxford House) that offers scheduled air and basic support services.

3.  Geology

Geologically, it occurs within the same belt of rocks hosting the Monument Bay Deposit (geological resources of 418,371 ounces of gold at a grade of 20.4 g/t) currently being explored by Bema Gold/Wolfden Resources, as well as the Rusty Property (800,000 tonnes indicated @ 6 g/t gold).

4.  Previous Work

Limited exploration work by others in the 1960’s and 80’s as part of regional grass roots exploration programs in the area defined an attractive environment for significant gold deposits. This exploration included the completion of airborne, ground magnetic and electromagnetic surveys that defined multiple northwest trending geophysical anomalies. The most extensive of these anomalies extends for over 10 kilometers with sub-parallel zones traced for up to four kilometers. The majority of anomalies extend beyond the limits of the existing surveys in both strike directions.

Four shallow drill holes tested a 100 metre segment on one of the more prominent trends and all of the holes intersected gold mineralized banded iron formation. Values of note include: 5.40 g/t gold over 4.1 metres, 5.03 g/t gold over 2.6 metres and 12.59 g/t gold over 1.32 metres. The geophysical signature associated with this mineralization has been traced two kilometers to the northwest to the limit of the survey and over a kilometer to the southeast.

Elsewhere on the property, limited drilling has intersected other zones of significant gold mineralization including 3.18 g/t over 1.55 metres and 5.64 grams over 0.2 metres.

In 2001 DeBeers Canada Exploration completed the Knee Lake airborne survey that overflew the Domain Project area. DeBeers generously provided the results of the survey to the Company. The portion of the survey that covers the Domain Project is presented in this report.

5.  Geophysical Surveys

5.1  2001 Knee Lake Airborne Survey

In 2001 DeBeers Canada contracted Goldak Airborne Surveys, Saskatoon, Saskatchewan, to conduct a large aeromagnetic and VLF-EM survey in the vicinity of Knee Lake, Manitoba. Company information about Goldak Airborne Surveys is included in Appendix I. The portion of the survey that overflew the Domain Project area is reproduced in this report as two 1:10,000 scale maps (figures 1 and 2 in map pocket).

Figure 1 shows the gridded total field aeromagnetic survey results along with the north-south 200 meter separation flight lines and tie lines. The survey has mapped two high magnetic susceptibility horizons that appear to merge into one large magnetic anomaly at the southeast edge of the map sheet. In the north-central part of the map sheet a separate magnetic body, perpendicular to the previous trends is outlined. Mukataysip and Kidney Lakes are shown on all the maps for reference. The regional magnetic field in this area is approximately 59,500 gammas (g~ nanoTeslas, nT). The amplitude of the most intense magnetic highs rises 15,000 g above background.

Figure 2 illustrates the shaded relief gridded total field aeromagnetic survey data. An illumination inclination and declination of 45o were applied. The shaded relief serves to enhance subtle folds and bends in the magnetic horizons. Superimposed on the airborne grid are the grid lines of the spring 2004 ground geophysical survey. The aeromagnetic survey suggests that the upper and lower magnetic horizons could be joined in a fold nose in the southeast. Furthermore the northernmost horizon appears to wrap around to the north and through two tight bends is connected to the magnetic body that previously seemed to be isolated.

Both maps show that the magnetic susceptibility decreases rapidly to regional background levels as you move away from the high susceptibility horizons that are assumed to be magnetite rich iron formation.

5.2  2004 Domain Ground Geophysics Surveys

NDT Ventures Ltd. contracted Wride Exploration Services (“Wride”), P.O. Box 670, Flin Flon, Manitoba, R8A 1N5, to collect approximately 65 line kilometers of ground magnetometer and horizontal loop electromagnetic (HLEM) survey readings on the Domain Property in the spring of 2004. The surveys were completed in March and April of this year and the results forwarded to NDT Ventures and VOX Geoscience on May 20th, 2004.

Due to a computer malfunction Wride was only able to provide the final magnetic and HLEM survey results. Evidently, backup copies of field files and instrument downloads (dumps) were not maintained. All magnetometer base station readings, daily survey files etc. were lost when the hard drive of their field computer malfunctioned. The last line (15000E) of magnetometer surveying was also lost. Consequently the only digital files forwarded by Wride contain the final reduced results. It is therefore not possible to refer to the raw data to check any suspect readings. As of June 11, 2004 neither a logistics report nor technical summary was received from Wride.

5.2.1  Magnetometer Survey

The following lines were surveyed by Wride with a station occupied every 12.5m. All readings were base station corrected. A positioning check shows that the ground magnetometer and aeromagnetic features are coincident.

   Line     From      To        Length(m)

10500E    9600N  12600N

3,000

10600E  10000N  10900N

   900

10700E    9600N  12600N

3,000

10800E  10000N  10900N

   900

10900E    9600N  12425N

2,825

11000E  10000N  10900N

   900

11100E    9600N  12600N

3,000

11200E  10000N  10900N

   900

11300E    9600N  12600N

3,000

11400E  10000N  10900N

   900

11500E    9600N  12600N

3,000

11600E  10000N  10900N

   900

11700E    9600N  12600N

3,000

11800E  10000N  10900N

   900

11900E    9600N  12600N

3,000

12000E  10000N  10900N

   900

12100E    9600N  11100N

1,500

12200E  10000N  10900N

   900

12300E    9600N  11100N

1,500

12400E  10000N  10900N

   900

12500E    9600N  11100N

1,500

12600E  10000N  10900N

   900

12700E    9600N.  11100N

1,500

   Line      From     To         Length(m)

12800E  10000N  10900N

   900

12900E    9600N  11000N

1,500

13000E  10000N  10900N

   900

13100E    9600N  11100N

1,500

13200E  10000N  10900N

   900

13300E    9600N  11950N

1,350

13400E  10000N  10900N

   900

13500E    9600N  11100N

1,500

13600E  10000N  10900N

   900

13700E    9600N  10625N

1,025

13800E  10000N  10900N

   900

13900E    9600N  11100N

1,500

14000E  10000N  10900N

   900

14100E    9600N  11100N

1,500

14200E  11000N..10900N

   900

14300E    9600N  11100N

1,500

14400E  10000N  10900N

   900

14500E    9600N  11100N

1,500

14600E  10000N  10900N     900

14700E    9875N  10800N

   925

14800E    9600N  11100N

1,500

14900E  10000N  10900N

   900

Total

          60,700

Figures 3 and 4 show the colour contoured total field magnetic grid and colour shaded total field magnetic grid, with interpreted HLEM conductor axes, respectively.

5.2.2 HLEM (Horizontal Loop Electromagnetic Max-Min 10) – 25m stations

An APEX Parametrics Max-Min 10 was used to collect the horizontal loop electromagnetic (HLEM) data. Five frequencies (440, 880, 1760, 3520 and 7540 Hz) were read at 25m spaced stations. A 100m coil separation was used throughout the survey. The local topography is essentially flat so secant chaining and coil tilt corrections were not required. The following lines were surveyed.

    Line       From

 To   Length(m)

10500E    9675N  12550N

2,875

10600E  10050N  10850N

   800

10700E    9650N  12550N

2,900

10800E  10050N  10850N

   800

10900E    9650N  12550N

2,900

11000E  10050N  10850N

   800

11100E    9650N  12600N

2,950

11200E  10050N  10825N

   800

11300E    9650N  12550N

2,900

11400E  10075N  10850N

   775

11500E    9650N  12550N

2,900

11600E  10050N  10850N

   800

11700E    9900N  12550N

2,650

11800E  10050N  10850N

   800

11900E    9650N  12550N

2,900

12000E  10050N  10850N

   800

12100E    9650N  11050N

1,400

12200E  10050N  10850N

   800

12300E    9650N  11050N

1,400

12400E  10050N  10850N

   800

12500E    9650N  11050N

1,400

12600E  10050N  10850N

   800

12700E    9650N  11050N

1,400

  Line    From        To         Length(m)

12800E  10050N  10850N

   800

12900E    9650N  11050N

1,400

13000E  10050N  10925N

   875

13100E    9650N  11050N

1,400

13200E  10050N  10850N

   800

13300E    9650N  11050N

1,400

13400E  10050N  10850N

   800

13500E    9650N  11050N

1,400

13600E  10050N  10850N

   800

13700E    9675N  11050N

1,375

13800E    9650N  10850N

1,200

13900E    9650N  11050N

1,400

14000E  10050N  10850N

   800

14100E    9650N  11050N

1,400

14200E  11050N  10850N

   800

14300E    9650N  11050N

1,400

14400E  10050N  10850N

   800

14500E  10025N  10850N

   825

14600E  10050N  10825N

   775

14700E  10025N  10850N

   825

14800E    9650N  11050N

1,400

14900E  10050N  10850N

   800

15000E    9650N  11050N

1,400

Total

          62,225

Figures 4, 5 and 6 show the HLEM profiles for the five frequencies along with the interpreted conductor axes and widths. Figure 4 illustrates the profiles for 440 and

1760 Hz with the 1760 Hz values posted (In-Phase solid line and positive left of grid line, Quadrature dashed line and negative on the right). Figure 5 shows the profiles for 880 and 3520 Hz with 3520 posted. Figure 6 shows the profiles for 7540 Hz with posted values.

6.0 Interpretation

The following table (4 pages) lists the interpreted HLEM conductors along with magnetic correlation. The anomalies have been assigned a Type rating from A to C (top right corner of first page.)

NDT Ventures Ltd.		June 11,2004								
							C - coincident		Type A	good conductivity, coincident mag high
							F - flanking		Type B	fair conductivity, fair coincident mag
							D - dipole		Type C	poor conductivity, poor mag
Doman Geophysical Interpretation			VOX Geoscience Ltd.				S - slope			
Line	Freq_HZ	Center	Depth_m	mhos	w_m	dip_deg	mag_nt	ID	Rating	Notes
15000	1760	10450	~25	*	<10	60S	NA	A	C	*
14900	1760	10430	<10	*	<10	60S	F11000	A	A	*
14800	1760	10410	<10	10	<10	60S	C4000	A	A	Quadrature bottoms out
14700	1760	10380	~12	14	<10	60S	*	A	A	Quadrature bottoms out
14600	1760	10355	*	*	narrow	60S	C8000	A	B	Mag Depth to top 20 to 25m
14500	1760	10380	~12	14	10	60S	*	A	B	Quadrature bottoms out
14400	1760	*	*	*	*	*	*	*	*	*
14300	1760	11040	*	*	*	*	F2500	C	*	2,000nT peak at 10740 EOL
14200	1760	10290	~8	4	10	60S	*	A	B	no mag
14100	1760	10270	~9	11	<10	60S	*	A	B	*
14100	1760	11015	*	*	*	*	mag low	C	*	EOL
14000	1760	10250	~25	5	<10	60S	*	A	C	*
13900	1760	10325	23	6	40	~30S	F1000	A	A	*
13900	1760	11010	*	*	*	*	mag low	C	*	EOL
13800	1760	10280	18	6	<10	?	*	A	B	*
13700	1760	10280	~10	2	<10	?	F800	A	C	*
13700	1760	10980	surface	1	<10	~60S	*	C	C	EOL
13600	1760	10245	10	6	<10	60S	C800	A	B	*
13600	1760	10380	*	*	*	*	C700	B	C	very weak flanking EM
13500	1760	10245	~5	3	10	60S	C200	A	B	*
13500	1760	10375	*	*	*	*	C500	B	C	*
13500	1760	11000	*	*	<10	*	*	*	*	EOL mag low
13400	1760	10280	surface	<1	20	60S	C500	A	B	*
13400	1760	10375	*	*	*	*	C1600	B	C	very weak flanks A

NDT Ventures Ltd.	June 11,2004									
							C - coincident		Type A	good conductivity, coincident mag high
							F - flanking		Type B	fair conductivity, fair coincident mag
							D - dipole		Type C	poor conductivity, poor mag
Doman Geophysical Interpretation		VOX Geoscience Ltd.					S - slope			
Line	Freq_HZ	Center	Depth_m	mhos	w_m	dip_deg	mag_nt	ID	Rating	Notes
13300	1760	10265	surface	<1	<10	vert	C1600	A	B	*
13300	1760	10400	*	*	*	*	C1800	B	C	very weak flanks A
13300	1760	10990	~28	11	<10	?	*	C	C	no mag coverage
13200	1760	10250	45+	2	<10	?	*	A	C	*
13200	1760	10390	>40	6	<10	?	C1000	B	C	*
13100	1760	10415	17	6	~10	60-90	C1200	B	B	very weak flanking quad to S
13100	1760	10625	*	*	*	*	C3000	*	*	mag steep south to vert
13100	1760	10960	*	*	<10	?	*	C	C	*
13000	1760	10410	17	6	<10	60S	C600	B	B	*
12900	1760	10215	22	3	<10	?	*	A	C	*
12900	1760	10370	32	7	<10	?	*	B	C	*
12900	1760	10800	*	*	<10	?	*	D	C	*
12900	1760	10915	30	6	<10	?	*	C	C	*
12300	1760	10270	*	*	<10	?	*	A	C	*
12300	1760	10400	19	3	<10	?	C500	B	C	*
12700	1760	10270	*	*	narrow	?	*	A	C	*
12700	1760	10400	19	3	narrow	30-60S	*	B	C	*
12700	1760	10825	*	*	narrow	*	*	D	C	*
12700	1760	10975	*	*	narrow	*	*	C	C	*
12300	1760	10845	*	*	narrow	*	C1500	D	C	EOL undefined
12500	1760	10400	*	*	narrow	*	*	B	C	*
12500	1760	10875	*	*	narrow	*	*	D	C	*
12400	1760	10360	45	11	narrow	30-60S	C2200	B	B	*
12400	1760	10850	*	*	*	*	F2000	D	C	EOL undefined

6.0   Interpretation continued

The amplitude range of the ground magnetics is approximately 15,000 g. The overall dips range from vertical to steep to the south. There is no indication that the high susceptibility horizons are folded. Depth-to-top estimates were taken from well defined magnetic high anomalies on the following lines:

Line 13500E, 10660N

 depth-to-top 10 to 15m, dip vertical

Line 13200E, 10625N  “               ”

15 to 20m, dip 60oS

Line 12600E, 10590N  “               ”

15m, dip vertical

Line 11500E, 10410N  “               ”

30 to 40m, dip vertical

Line 10900E, 10680N  “               ”

25 to 30m, dip vertical

Line 10700E, 10800N  “               ”

20 to 25m, dip vertical

EM conductors are observed on all lines with the exceptions of 14400E, 11600E, 10600E and 10500E. Most conductors are narrower than the 10m resolution of the 100m cable (resolution is approximately 1/10th the coil separation). Exceptions are on:

Line 13900E, 11010N  width 40m, depth 23m, st 6 mhos, dip ~ 30oS

Line 13400E, 10260N width 20m, depth surface, st <1 mho, dip ~ 60oS

Line 11700E, 10975N width 40m, depth surface, st 2 mhos, dip vertical

Line 11300E, 10920N  width 15m, depth 45m, st 12 mhos, dip ?

Many of the EM conductors have coincident or flanking magnetic highs of moderate to extremely high amplitude. The conductor axes and estimated widths are drawn on each of the profile plots.

Figure 8 shows the interpreted HLEM conductor axes and conductor information superimposed on the calculated magnetic first vertical derivative. The conductors show an excellent correlation with well defined high susceptibility magnetic horizons. Other, equally magnetic horizons exhibit no conductivity.

7.0   Conclusions and Recommendations

The majority of the HLEM and magnetic anomalies identified on the Domain Property are relatively shallow. Only one appears to have a depth of greater than 50m. All could be easily tested with shallow drill holes. The HLEM conductors are weak to moderate in strength. The highest conductivity thickness product was calculated for the anomaly on line 12200E at 10365N (st ~ 36 mhos, depth > 50m, coincident with 1,000 g mag high).

The tight fold nose, suggested by the aeromagnetic survey was not supported by the ground magnetometer survey, however, a number of interesting targets are identified that follow up work. With drill testing we will gain a better understanding of which combinations of magnetic anomalies and HLEM conductors are the most significant.

8.0   References

M.E. Best and John B. Boniwell

A Geophysical Handbook for Geologists

Special Volume 41

The Canadian Institute of Mining and Metallurgy, 1989

D.S. Parasnis

Mining Geophysics, 2nd Edition

Elsevier Scientific Publishing Company, 1975

W.M Telford, L.P Geldart, R.E. Sheriff

Applied Geophysics 2nd Edition

Cambridge University Press, 1990

Richard Van Blaricom

Practical Geophysics II for the exploration geologist

Northwest Mining Association, 1992

9.0   Effective Date

Dated at Delta, British Columbia, this 11th day of June 2004.

“Kenneth A. Robertson”

Kenneth A. Robertson, P.Geo.

VOX Geoscience Ltd.

CERTIFICATE of QUALIFICATIONS

Kenneth A. Robertson, P.Geo.

Telephone: (604) 596-9707

Fax: (604) 501-1953

Email: voxgeo@telus.net

I, Kenneth A. Robertson, P.Geo. do hereby certify that:

1.

I am president of:

VOX Geoscience Ltd.,

7540 Garfield Drive,

Delta, B.C., Canada, V4C 7L4

2.

I graduated with a degree in Geology and Physics (H.B.Sc.) from the University of Toronto in 1977.

3.

I am a member of the Association of Professional Engineers and Geoscientists of the Province of British Columbia (registration number 20630) and the Society of Exploration Geophysicists.

4.

I have worked as a geophysicist/geologist for a total of twenty-seven years since my graduation from university.

5.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevent work experience, I fulfill the requirements to be a “qualified person” for the purpose of NI 43-101.

6.

I am responsible for the preparation of the Geophysical Survey Report for NDT Ventures Ltd., Domain Property, Northern Manitoba (NTS 53 L/14) dated 6/11/2004

7.

I have not had prior involvement with the property that is the subject of the Technical Report.

8.

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9.

I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

10.

I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.      I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 11th Day of June, 2004.

  “Kenneth A. Robertson”

Signature of Qualified Person

Kenneth A. Robertson, P.Geo.

Name of Qualified Person

APPENDIX I

Goldak Airborne Surveys Company Information

Goldak Exploration Technology has been in the business of ground, marine and airborne geophysics since 1970. Since 1991 we have specialized in fixed wing aeromagnetic surveys. Starting with a Cessna 185, we graduated to a twin engine Cessna 337 and have now standardized on the Piper Navajo (link to equipment).

In 1999 we unveiled the Tri-Maxial Magnetic Gradiometer, North America’s first 3 axis fixed wing magnetic gradient system. We currently own and operate 2 Navajo aircraft, both configured with the Tri-Maxial system.

The main benefit of aircraft ownership is that it allows us to make the extensive modifications necessary to minimize aircraft maneuver noise. The results are apparent in our 0.8 nT Figure of Merit (link to FOM )! Consistently low FOMs over a long period of time are only possible with a permanent installation in a carefully monitored and maintained aircraft.

Our focus on high quality data acquisition has resulted in Goldak being chosen for a number of GSC and USGS surveys in the last 5 years, in addition to satisfying the technical requirements of some of the industry’s most particular clients.

Our mailing address is:

Goldak Exploration
25 Duncan Cres.
Saskatoon, SK
Canada S7H 4K3

Phone: (306) 249-4474 Fax: (306) 249-4475

Goldak Exploration is pleased to announce the development of a three-axis magnetic gradiometer system to be installed on our PA-31 airborne survey platform. A helicopter-towed magnetic array is also being developed to provide the ultimate in high resolution magnetic gradiometry data.

Three-axis Magnetic Gradiometry offers the following advantages…

Directly delineates near surface geological contacts

Up to 30% improved spatial resolution of narrow features

Automatically removes regional magnetic trend

Automatically removes effects of diurnal variation

Advanced leveling techniques employed that are only possible with true measured horizontal gradient

Four optically pumped cesium magnetometers allow absolute quantization of magnetic field vector to .002nT

RMS AADCII compensator and extensively modified aircraft for unparalleled data quality

Real-time and post-corrected GPS corrections maximize the accuracy of the enhanced structural detail, virtually eliminating the need for typical follow-up survey

To be operational second quarter 1999

Fixed Wing surveys

Goldak's 2 aircraft are available for survey operation anywhere in North America and beyond. All aircraft are also equipped with video flight path systems and a Totem 2A VLF receiver. (see equipment ).

Tri-Maxial Airborne Gradiometer Surveys

A 4 sensor array of Geometrics cesium vapour magnetometers provides information on the total magnetic intensity (TMI) in addition to directly measuring the horizontal gradient in the along and across line directions, and vertical gradient. The gradient measurement in any direction is the 'rate of change' (or derivative ) of the magnetic field in that direction, and is more sensitive to small changes than the TMI. It can be used as a data product in its own right , to guide the gridding of the TMI data, or as input for further processing such as Euler deconvolution. Because the horizontal gradient hints at what lies between the survey lines, the survey line spacing can be increased somewhat, reducing survey costs.

VLF-EM

VLF data is acquired on all surveys at no cost. The vlf response is indicative of near surface conductivity. The resulting data product is the gridded total field, usually a weighted average of the monitored stations.

GIS

We can integrate your gis or cad data into our presentation or export our data for you to use in your favorite gis. We can also compile the best available data for your area of interest for you.

Data Processing & Plotting

When appropriate we provide an in-field data processor to monitor the data quality and can provide interim data and maps to your field personnel.

We only utilize industry best practice techniques for processing your magnetic data. Decorrugation and micro-levelling have their place in the processor's toobox, but only after proper network levelling techniques have been applied, and only with care. Our highly qualified and experienced staff will ensure that you receive the best quality dataset possible.

Aeromagnetic Compensation

Aeromagnetic compensation refers to the mathematical adjustment of the apparent magnetic field strength as measured by the sensor attached to the survey aircraft. The magnetic field strength present at this sensor is the sum of the desired parameter, the earth’s local field (plus diurnal variation), and the undesired effects of adjacent aircraft.

The influence the aircraft has on the measured field is complex and dependant on aircraft heading, attitude in pitch, roll and yaw, rate of change of attitude, and the local field intensity.

The effect on the derived data can be considerable and can easily mask and/or produce false anomalies. The effects of bad compensation are especially insidious when searching for small, low-amplitude anomalies, such as found in diamondiferous kimberlite exploration.

The National Aeronautical Establishment (NAE) in the late 1960’s, developed robust and highly effective algorithms for military applications including anti-submarine warfare. These algorithms were eventually acquired by RMS Instruments and implemented into their AADCII compensator. This device has become the industry standard for data quality and reliability.

Several other compensation devices or methods do exist. In our experience however, none matches the AADCII for a robust, real-time, consistent solution. Methods that are tailored to suit specific aircraft headings, and require off-line post-processing, lack versatility and are open to abuse through the use of “weighted coefficients”. Post-processed solutions cannot be monitored in-flight, increasing the likelihood of unknowingly acquiring poor quality data.

Most compensation algorithms correct for the aircraft maneuver noise and effect improvement in a relative sense rather than in absolute terms. A “magnetically quiet” aircraft will always produce a better-compensated data set than will a noisy aircraft, even though the improvement ratio may be lower on the better aircraft. The noise level of an aircraft can only be evaluated by performing a Figure of Merit (FOM) maneuver and by doing a careful graphical and digital analysis of the resultant raw and compensated magnetic data. The FOM and subsequent analysis must be done to some specification such as that detailed by the Geological Survey of Canada if a comparison is to be meaningful. See Figures 1 and 2 for example.

Figure 1 -Compensated and uncompensated magnetic profiles for ±5° Pitches, ±10° Rolls and ±5° Yaws on each of the cardinal headings. Maneuver period is 5 seconds. Goldak Exploration Navajo aircraft C-GJBA. Compensated FOM is 0.79nT at GSC specification.

Figure 2 -FOM analysis yields an FOM of 0.79nT

Goldak Exploration has invested considerable time and effort to minimize the maneuver related noise in its aircraft. An aircraft is “cleaned” by removing ferrous metal components from the structure and replacing them with approved custom, non-magnetic parts. Special attention must be paid to parts that move without direct correlation to the attitude of the aircraft. These include control surfaces, hinges, control cables, etc. Other more subtle factors, such as electronic balancing of the alternator output between the engines and the low-impedance bonding of aircraft skins can have great effect.

Some survey companies lease their aircraft from various operators and never pay particular attention to getting a optimal installation. As long as the aircraft is “passable”, the true nature of the installation can easily remain hidden from the client. Neither the owner, nor the renters of the aircraft have particular motivation to improve the installation beyond a passable state. Furthermore, once the data system has been installed, and the aircraft and crew are at the site, it’s too late to be troubleshooting subtle problems … the job usually goes on regardless.

Dave Visagie

860-625 Howe Street,

Vancouver, B.C.,

V6C-2T6

Tel:  (604) 687-7545

Fax:  (604) 689-5041

Email:  visagie@northair.com

CONSENT OF AUTHOR

To:

British Columbia Securities Commission, Alberta Securities Commission, Ontario Securities Commission and TSX Venture Exchange

I, Dave Visagie, P. Geo., do hereby consent to the filing, with the regulatory authorities referred to above, of the technical report titled “Technical Report

For the Domain Property” dated August 11, 2004 (the “Technical Report”) and to the written disclosure of the Technical Report and of the extracts from or a summary of the Technical Report in the written disclosure in the Form 51-102F1 Annual Management Discussion and Analysis or the Annual Report of NDT Ventures Ltd.  being filed.

I, also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report of that the written disclosure in the Form 51-102F1 Annual Management Discussion and Analysis and Annual Report of NDT Ventures Ltd. contains any misrepresentation of the information contained in the Technical Report

 Dated this 11th day of August, 2004

“Dave Visagie”

_______________________

David A. Visagie, P. Geo.

STATEMENT OF QUALIFICATIONS

David A Visagie, B.Sc

860-625 Howe Street,

Vancouver, B.C.

V6C 2T6

Tel:  604-687-7545

E-Mail:  visagie@northair.com

I, David A Visagie, do hereby certify that:

I graduated from the University of British Columbia in 1976 with a Bachelor of Science Degree Majoring in Geology.

I have been continuously employed within the mining industry since that time having worked in mineral exploration in Canada, United States Mexico and Chile.

I am a member of the Association of Professional Engineers and Geoscientist of B.C. (#19520).

I am currently employed as the Senior Geologist for the Northair Group a position I have held since 1990.  The Northair Group manages a series of exploration companies including NDT Ventures Ltd.

I have read the definition of qualified person as set out in National Instrument 43-101 and certify that through my experience and education I fulfill the requirements to be a classified as a Qualified Person.  However as I am an employee of The Northair Group I cannot be classified as being independent.

I have personally supervised some of the work completed on the Domain Property.

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission of which that would make the Technical Report misleading.

The report has been prepared in compliance with National Instrument 43-101.

I consent to the report being filed with any stock exchange and any other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 11th day of August, 2004

“Dave Visagie”

_________________

Dave Visagie, P. Geo.

Senior Geologist

The Northair Group

Kenneth A. Robertson, P. Geo

VOX Geoscience Ltd.

7540 Garfield Drive

Delta, B.C.,

V4C 7L4

Tel:  (604) 596-9707

Fax:  (604) 501-1953

Email:  voxgeo@telus.net

CONSENT OF AUTHOR

To:

British Columbia Securities Commission, Alberta Securities Commission, Ontario Securities Commission and TSX Venture Exchange

I, Kenneth A. Robertson, P. Geo., do hereby consent to the filing, with the regulatory authorities referred to above, of the technical report titled “Geophysical Survey Report for NDT Ventures Ltd. Domain Property Northern Manitoba” dated June 11th, 2004 (“Appendix 1”), forming part of the report titled “Technical Report for the Domain Property” dated August 11, 2004, written by Dave Visagie, P. Geo.  I also consent to the written disclosure of Appendix 1 and of the extracts from or a summary of Appendix 1 in the written disclosure in the Form 51-102F1 Annual Management Discussion and Analysis and the Annual Report of NDT Ventures Ltd. being filed.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Appendix 1 of that the written disclosure in the Form 51-102F1 Annual Management Discussion and Analysis and Annual Report of NDT Ventures Ltd. contains any misrepresentation of the information contained in Appendix 1.

 Dated this 29th day of September, 2004

“Kenneth A. Robertson”________

Kenneth A. Robertson, P. Geo.

CERTIFICATE of QUALIFICATIONS

Kenneth A. Robertson, P.Geo.

Telephone: (604) 596-9707

Fax: (604) 501-1953

Email: voxgeo@telus.net

I, Kenneth A. Robertson, P.Geo. do hereby certify that:

1.

I am president of:

VOX Geoscience Ltd.,

7540 Garfield Drive,

Delta, B.C., Canada, V4C 7L4

2.

I graduated with a degree in Geology and Physics (H.B.Sc.) from the University of Toronto in 1977.

3.

I am a member of the Association of Professional Engineers and Geoscientists of the Province of British Columbia (registration number 20630) and the Society of Exploration Geophysicists.

4.

I have worked as a geophysicist/geologist for a total of twenty-seven years since my graduation from university.

5.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevent work experience, I fulfill the requirements to be a “qualified person” for the purpose of NI 43-101.

6.

I am responsible for the preparation of the Geophysical Survey Report for NDT Ventures Ltd., Domain Property, Northern Manitoba (NTS 53 L/14) dated 6/11/2004

7.

I have not had prior involvement with the property that is the subject of the Technical Report.

8.

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9.

I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

10.

I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.      I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes,

including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 11th Day of June, 2004.

“Kenneth A. Robertson”

Signature of Qualified Person

Kenneth A. Robertson, P.Geo.

Name of Qualified Person